Lehman Brothers
December 8, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IPG Photonics Corporation
Registration Statement on Form S-1 (File No. 333-136521)
Ladies and Gentlemen:
     As underwriters of the Company’s proposed public offering of up to 10,350,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on December 12, 2006, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that the Underwriters have effected the following distribution of the Company’s Preliminary Prospectus dated November 27, 2006, through the date hereof:

To Whom Distributed	Number of Copies
Prospective underwriters and dealers:	10,226
Individuals:	3,384
Institutions:	420
Others:	14

Total:	14,044
     The undersigned hereby advises, on behalf of the Underwriters, that each of the Underwriters has complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As Representatives of the several Underwriters

By:	LEHMAN BROTHERS INC.

By:	/s/ Victoria Hale

Victoria Hale
Vice President